DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

File No: 82-34989

08006308

10 December 2008

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 28 October to 10 December October 2008. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Deputy Company Secretary

PROCESSED
DEC 23 2008
THOMSON REUTERS

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008
10 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
15 January 2008	Stock Exchange Announcement – Interim Management Statement	4 February 2008

22 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
25 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
5 February 2008	Stock Exchange Announcement – PDMR Notification	18 February 2008
6 February 2008	Stock Exchange Announcement – Major Interests	18 February 2008
6 February 2008	Stock Exchange Announcement – Investment in Debenhams – Milestone Resources Group	18 February 2008
8 February 2008	Form 288a filed with Registrar of Companies dealing with appoinntment of director	18 February 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
7 March 2008	Form 288c – A Spindler	27 May 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
11 March 2008	Stock Exchange Announcement – Site Visit	7 April 2008
18 March 2008	Stock Exchange Announcement – Trading Update	7 April 2008
28 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
15 April 2008	Stock Exchange Announcement – Interim Results to 1 March 2008	27 May 2008
17 April 2008	Form 288c – P Eardley	27 May 2008
7 May 2008	Stock Exchange Announcement – Shareholder Mailing re Scrip Dividend Scheme	27 May 2008
28 May 2008	Registrar of Companies – Form 363a with accompanying CD of	7 July 2008

	members	
29 May 2008	Stock Exchange Announcement – Store Opening	7 July 2008
3 June 2008	Stock Exchange Announcement – Results of EGM	7 July 2008
9 June 2008	Stock Exchange Announcement – Notification of IMS date	7 July 2008
10 June 2008	Registrar of Companies – Form 353	7 July 2008
24 June 2008	Stock Exchange Announcement – IMS to 21 June 2008	7 July 2008
24 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
27 June 2008	Stock Exchange Announcement – PSP Block Listing return	7 July 2008
27 June 2008	Stock Exchange Announcement – ESOS Block Listing return	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
1 July 2008	Stock Exchange Announcement – Listing Application	7 July 2008
4 July 2008	Registrar of Companies – Form 88(2) with accompanying list of allottees	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
10 July 2008	Registrar of Companies – Accounts for the periods ended 11 December 2006 and 4 July 2007	4 August 2008
14 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
15 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
15 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
31 July 2008	Stock Exchange Announcement – Voting Rights and Capital	4 August 2008
1 August 2008	Stock Exchange Announcement – Major Interests	4 August 2008
18 August 2008	Stock Exchange Announcement – Major Interests	15 September 2008
19 August 2008	Stock Exchange Announcement – Major Interests	15 September 2008
16 September 2008	Stock Exchange Announcement – Trading Update	27 october 2008

3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
21 October 2008	Stock Exchange Announcement – Preliminary Results	27 October 2008
24 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
24 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 November 2008	Stock Exchange Announcement – Board Changes	10 December 2008
1 December 2008	Registrar of Companies – Form 288b	10 December 2008
5 December 2008	Stock Exchange Announcement – PDMR Notification	10 December 2008
5 December 2008	Stock Exchange Announcement – PDMR Notification	10 December 2008
5 December 2008	Stock Exchange Announcement – PDMR Notification	10 December 2008

Regulatory Announcement

Company	Debenhams plc
TIDM	DEB
Headline	Board Changes
Released	11:00 03-Nov-08
Number	2759H11

RNS Number : 2759H
Debenhams plc
03 November 2008

3 November 2008

BOARD CHANGES

Debenhams appoints Michael Sharp as Deputy Chief Executive

Debenhams plc, the leading department stores group, announces that Michael Sharp, Chief Operating Officer, has been appointed to the position of Deputy Chief Executive and will assume additional responsibility for marketing and the online business of the Company. Michael Sharp will continue to report to Rob Templeman, Chief Executive of Debenhams.

In addition, Angela Spindler, Managing Director, will leave the Company on 30 November 2008. The Board would like to thank Angela for her contribution, in particular to the Company's marketing and brand strategy.

Suzanne Harlow, who is currently Trading Director for Womenswear, Lingerie, Women's Accessories and Health and Beauty, will be appointed to the Executive Management Board as Group Trading Director and will be responsible for all of the buying and

merchandising functions of the Company.

Rob Templeman, Chief Executive of Debenhams, said today:

"Michael's track record and knowledge of the Debenhams business, along with his long established pedigree in the fashion industry, leaves him well placed to take on the position as Deputy Chief Executive and the additional responsibilities it entails. Suzanne has strong fashion credentials and has been responsible for much of the development of Womenswear over the past few years, particularly Designers at Debenhams, and she will now bring this expertise to the rest of the business. These appointments will simplify our internal structure and help drive our performance.

"We would like to thank Angela for her work over the last year at Debenhams and wish her all the best in her future plans."

--Ends--

Enquiries

Lisa Williams, Debenhams plc	020 7408 3304
Jonathon Brill, Financial Dynamics	07836 622683

Notes to Editors

About Michael Sharp

Michael Sharp has been Chief Operating Officer of Debenhams since 2004. Prior to that he was Trading Director from 1997 to 2004. Michael's long experience in the fashion industry includes various roles within the Burton Group including Managing Director of Principles and Racing Green and Buying and Merchandising Director of Topshop and Top Man.

About Suzanne Harlow

Suzanne Harlow has been Debenhams Trading Director for Womenswear, Lingerie, Accessories and Health and Beauty since 2005. Prior to that she was Buying and Merchandising Director of various divisions between 1999 and 2005. Suzanne joined Debenhams in 1994 and held various roles at Head of Buying level between 1996 and 1999.

About Debenhams

Debenhams is a leading department stores group with a strong presence in key product categories including Womenswear, Menswear, Childrenswear, Home and Health and Beauty.

Debenhams has a total of 143 department stores in the UK and the Republic of Ireland and 10 Desire by Debenhams stores, which is a small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has 45 international franchise stores in 15 countries and an online store, www.debenhams.com, through which much of the Debenhams range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Erickson Beamon, Pip Hackett, Betty Jackson, Ben de Lisi, Julien Macdonald, Melissa Odabash, Jane Packer, Pearce Fionda, Janet Reger, John Rocha and Matthew Williamson.

END

Close

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5448421

Company Name in full Debenhams plc

	Day	Month	Year
Date of termination of appointment	3 0	1 1	2 0 0 8

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Angela

Surname Spindler

	Day	Month	Year
† Date of Birth	0 1	0 8	1 9 6 2

COMPANIES HOUSE 2008 DEC 19 A 4:21 CORPORATE FILING

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1\12\08

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sarah Carne, Debenhams plc, 1 Welbeck Street, London, W1G 0AA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

REG-Debenhams plc Director/PDMR Shareholding

Released: 05/12/2008

com:20081205:RnsE6605J

RNS Number : 6605J

Debenhams plc

05 December 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Michael Sharp

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to person identified in 3 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.01p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Michael Sharp

8. State the nature of the transaction

Market purchase of ordinary shares in the Company.

9. Number of shares, debentures or financial instruments relating to shares acquired

Michael Sharp - 213,664 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should

not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

23.3302p per share

14. Date and place of transaction

4 December 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification:-

Michael Sharp and his connected persons are interested in 5,854,579 shares which is 0.669%

16. Date issuer informed of transaction

4 December 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

5 December 2008

END

END

RDSEAKASEFEPFFE

REG-Debenhams plc Director/PDMR Shareholding

Released: 05/12/2008

com:20081205:RnsE6598J

RNS Number : 6598J

Debenhams plc

05 December 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Christopher Woodhouse

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to person identified in 3 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.01p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Christopher Woodhouse

8. State the nature of the transaction

Market purchase of ordinary shares in the Company.

9. Number of shares, debentures or financial instruments relating to shares acquired

Christopher Woodhouse - 229,869 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

23.3302p per share

14. Date and place of transaction

4 December 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification:-

Christopher Woodhouse and his connected persons are interested in 11,828,664 shares which is 1.352%

16. Date issuer informed of transaction

4 December 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

5 December 2008

END

END

RDSEAKASEEXPFFE

REG-Debenhams plc Director/PDMR Shareholding

Released: 05/12/2008

com:20081205:RnsE6573J

RNS Number : 6573J

Debenhams plc

05 December 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Robert Templeman

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to person identified in 3 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.01p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Robert Templeman

8. State the nature of the transaction

Market purchase of ordinary shares in the Company.

9. Number of shares, debentures or financial instruments relating to shares acquired

Robert Templeman - 338,052 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should

not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

23.3302p per share

14. Date and place of transaction

4 December 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification:-

Robert Templeman and his connected persons are interested in 13,289,902 shares which is 1.519%

16. Date issuer informed of transaction

4 December 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

5 December 2008

END

This information is provided by RNS

The Company News Service from the London Stock Exchange

END

RDSEAKASEELPFFE

END